Filed By Pennichuck Corporation
           Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

                                   Subject Company:  Pennichuck Corporation
                                              Commission File No.:  0-18552

Text of Letter to Pennichuck Corporation Shareholders from Maurice L. Arel, President and Chief Executive Officer, Pennichuck Corporation, dated August 15, 2002:


August 15, 2002

Dear Shareholder:

I am writing to update you on the proposed merger with Philadelphia Suburban Corporation ("PSC"), the Company's second quarter operating results, and the timing and amount of the Company's next dividend payment.

Proposed Transaction with Philadelphia Suburban Corporation

Your Company still believes that a merger with PSC is the best long-term strategy for the Company's shareholders. We are continuing to work with PSC to secure the regulatory approvals necessary to complete the proposed merger under our April 29, 2002 merger agreement with PSC. Two developments have unexpectedly delayed the timing of transaction.

Following the filing of PSC's application with the New Hampshire Public Utilities Commission, the PUC set a procedural schedule that is much longer than we requested or anticipated, as the PUC and its staff apparently reacted to requests from various interveners for additional time to consider the application. The schedule calls for final hearings before the PUC from February 17 to 19, 2003, which means the earliest the merger could be completed is late February.

The second development relates to the announcement in May of this year that Vivendi Environnement, the largest PSC shareholder, intends to liquidate its PSC investment, representing approximately 17% of the shares of PSC common stock now outstanding. Following that announcement, the market value of PSC stock declined from a range of $23 to $24 per share to a range of $19 to $20 per share. On July 8, PSC and Vivendi announced that they have agreed on a process that the Company believes will result in a less disruptive disposition of the PSC stock now held by Vivendi Environnement. Their agreement calls for PSC to assist Vivendi Environnement in the resale of up to approximately 9.9 million shares of PSC stock as part of an underwritten public offering and, in connection with that offering, for PSC to repurchase the balance of the PSC shares held by Vivendi Environnement, up to 2.5 million shares.

In light of the longer than expected PUC process, the Company has decided to delay, for the time being, the distribution of the proxy statement/prospectus for the proposed PSC merger. The Company's preference is not to distribute the proxy statement/prospectus until after the Vivendi Environnement offering is completed. Although the exact timing of that offering is largely within the discretion of Vivendi Environnement and its underwriters, the Company is hopeful that the offering will occur in late September or early October.

The members of the Company's Board of Directors take their role as fiduciaries of the Company seriously, and the Board will continue to evaluate the proposed merger from time to time as appropriate in light of changing circumstances. As the proxy statement/prospectus will detail, a mix of factors influenced the Board's determination to approve the proposed merger, and the Board will continue to evaluate the implications of any new or developing information that affects any of those factors. Assuming Vivendi Environnement completes its sale of PSC stock in September, the Company then will reassess whether the economic terms of the proposed merger with PSC are still in the best interests of the Company's shareholders. The Company will also consider whether it should negotiate with PSC to extend the optional termination date under the merger agreement beyond March 31, 2003 in light of the PUC schedule.

The Company will endeavor to keep you informed about significant developments concerning the proposed merger with PSC, including our expected timetable for mailing the proxy statement/prospectus and the date of the shareholder meeting.

Second Quarter Operating Results

The Company has incurred a net loss of $79,000, or $0.03 per share for the six months ended June 30, 2002 compared to a gain of $1,381,000, or $0.58 per share for the same period in 2001. The results of operation in 2002 have been adversely affected by approximately $1,571,000 in expenses incurred in connection with the proposed merger with PSC. Excluding merger expenses, consolidated net income for the six month period ended June 30, 2002 would have been $1,340,000, or $0.57 per share.

Attached for your review is a news release announcing the Company's second quarter and six month financial results.

Dividend Distribution

At the June 2002 Board of Directors meeting, the Board voted to modify the Company's dividend payment cycle to coincide with the PSC's dividend cycle. As a result, the next quarterly dividend of $0.195 per share will be paid on September 3, 2002 instead of August 15, 2002. Since the period between dividends will be extended from the normal 90 days to 105 days, the Board of Directors has voted to increase the dividend by $0.033 per share to account for the additional 15 days. Therefore, the total dividend payment on September 3 will be $0.228 per share. Subsequent dividends will be paid on December 1, March 1, and June 1 at the rate to be determined by the Board of Directors.

I thank you for your continued interest in our Company.

Sincerely,



Maurice L. Arel
President and Chief Executive Officer

This communication may be deemed to be solicitation material in respect of the proposed acquisition of Pennichuck by PSC, pursuant to an Agreement and Plan of Merger, dated as of April 29, 2002, by and between Pennichuck and PSC. Pennichuck and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the Agreement and Plan of Merger.

Information concerning any direct or indirect interest in the proposed merger of Pennichuck's directors and executive officers, including their beneficial ownership of Pennichuck common stock and the terms of change of control or similar arrangements with certain of Pennichuck's executive officers, may be found in Pennichuck's proxy statement filed with the SEC under Schedule 14A on April 2, 2002 and in the proxy statement/prospectus to be filed by Pennichuck and PSC in connection with the transaction. The proxy statement is available, and the proxy statement/prospectus when filed will be available, for free both on the SEC's website (http://www.sec.gov) or by contacting the Corporate Secretary at Pennichuck at (603) 882-5191.

In connection with the proposed merger, PSC will file a registration statement on Form S-4 with the SEC. Shareholders of Pennichuck and other investors are encouraged to read the registration statement, including the proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the merger. After the registration statement is filed with the SEC, it will be available for free, both on the SEC's web site (http://www.sec.gov/) and from Pennichuck, as follows:

Pennichuck Corporation
Attn: Corporate Secretary
Four Water Street
Nashua, NH 03061-0448
(603) 882-5191